Exhibit 99.(c)(2)

B.1

Budget Policy Statement 2010

Hon Bill English, Minister of Finance

15 December 2009

ISBN     978-0-478-35003-6 (Print)

ISBN     978-0-478-35004-3 (Online)

Budget Policy Statement

Executive Summary

New Zealand is on the road to recovery.  The worst of the global economic and financial crisis now looks to have passed.  The new Government’s first year was devoted to weathering the recession, helping New Zealanders keep their jobs and assisting them to find new ones.

The Government’s emphasis is now shifting towards getting the economy growing again and ensuring that this growth is higher and more sustainable than New Zealand has seen in recent years.  Growth matters because it creates jobs, increases incomes and improves the living standards of New Zealand families.

The updated Treasury forecasts show that both growth and New Zealand’s fiscal outlook are better than previously expected.  This is for two reasons:  the global economy has stabilised and government initiatives of the past year to fight the recession have borne fruit.

However, this does not mean that all the problems of the recession have passed.  The risks that growth could weaken again remain.  Unemployment is forecast to peak sooner and lower than predicted previously but will remain at elevated levels throughout 2010, even as the economy improves.  The year ahead will still be difficult for many New Zealanders.

The fiscal position also remains challenging.  Budget 2009 stopped the growth of low-value government spending and provided a credible programme to contain debt levels.  Even so, the forecast operating deficit for 2010/11 is $6.7 billion and the Government’s accounts are not expected to return to surplus until 2016.  This is despite the projections assuming both long term restraint in spending and an upwards creep in average tax rates caused by increasing numbers of taxpayers entering the top tax brackets.  There is little room for slippage.

We have implemented a significant programme to get through the recession in better shape than most other developed countries and we are now building on that programme to ensure New Zealand achieves a step-change in its economic performance.

This includes:

•                  investment in productive infrastructure

•                  removing red tape and improving regulation

•                  supporting business innovation and trade

•                  improving education and lifting skills

•                  lifting productivity and improving services in the public sector, and

•                  strengthening the tax system.

Many of these areas have been reviewed by a range of independent taskforces, which are now reporting back.  Their recommendations will be carefully considered.

Budget 2010 will set out the next steps in the Government’s growth strategy while continuing the emphasis on sound public finances heralded in Budget 2009.

Introduction

The Government’s first year in office was dominated by the global economic and financial crisis.  This phase was about getting the balance right between supporting jobs and economic activity, and ensuring that the Government’s longer-term finances remain sound and constrain debt accumulation.

The evidence to date indicates that the Government has achieved this balance.  The severity of the downturn in New Zealand has been less than in many other Western countries and also less than was feared just six months ago.  Growth is expected to be a little stronger over the next two years than forecast in Budget 2009.  Unemployment is now expected to peak significantly lower than had been anticipated six months ago.  Budget 2009 slowed the growth of low-value government spending and introduced a credible programme to limit debt accumulation.  New Zealand’s high sovereign credit rating and the ability of New Zealanders to access credit have been maintained.

Looking ahead, the Government’s main priority is to get the economy growing in a sustainable fashion.  While fighting the recession, the Government has also been planning ahead for the next phase — a permanent lift in growth rates.  Six key areas have been identified as opportunities to lift growth.  These are investment in productive infrastructure; removing red tape and improving regulation; supporting business innovation and trade; lifting skills; lifting productivity and improving services in the public sector; and strengthening the tax system.  Many of these areas have been reviewed by a range of independent taskforces which are now reporting back.

Budget 2010 will also foreshadow a more comprehensive approach to managing the Government’s assets and liabilities.  The experiences of the past year have demonstrated the costs that can arise through falls in asset values or growth in liabilities during financial shocks.  The Government has an obligation to taxpayers to provide better stewardship of Crown assets and liabilities.  The 2010 Fiscal Strategy Report (FSR) will lay out a better approach to monitoring and risk management of the Crown balance sheet.

The year ahead represents an opportunity to lift the growth rate and make New Zealand stand out by making quality economic decisions.  The crisis of the past year has buffeted most economies.  Unfortunately many of them will be saddled with permanently higher debt levels.  Ultimately this will result in higher taxes worldwide.  Maintaining sound finances and low taxes can be a real point of difference in attracting business and skilled people to New Zealand.

The Government’s response to the crisis of the past year…

When this Government was elected to office, New Zealand had already been in recession for about a year — longer than almost all of our trading partners.  New Zealand was vulnerable to external shocks because we had relied on overseas borrowing to fund a decade of excessive household and government spending.

The global financial crisis threatened to cut off credit to New Zealand households and businesses.  As the disruption to world financial markets spread to the real economy, world growth slumped.  A year ago, almost all our trading partners were in recession and credit markets were in paralysis.  An economic downturn rivalling the Great Depression was a distinct possibility.  Unprecedented monetary and fiscal interventions were undertaken world-wide in response.

Faced with this outlook, the Government’s first priority was to support the economy through the recession.  As promised, the Government delivered personal income tax cuts on 1 April 2009 which put extra cash in New Zealanders’ pockets.  We also implemented a number of initiatives specifically aimed at those most affected by the downturn, including retraining and redundancy support measures.  The Government acted to save jobs — with a $480 million tax package to help small businesses manage through the recession; and by bringing forward nearly $500 million of infrastructure spending.

In Budget 2009, the Government focused on meeting its pre-election commitments and on helping vulnerable New Zealanders through the recession.  We maintained entitlements to provide certainty in tough economic times and we invested more than ever in the frontline services of Health, Education and Law and Order.  We launched a $323 million home insulation fund to support jobs, improve the environment and help reduce the household electricity bill.

Monetary policy also eased considerably.  The Reserve Bank lowered the Official Cash Rate from 8.25 percent to 2.5 percent, among the largest percentage point decreases in OECD economies.  In addition the Reserve Bank introduced a range of measures to ensure availability of liquidity to the financial system.  Reflecting the improved economic and financial outlook, some of these measures have now been withdrawn or are in the process of being so.

…is now bearing fruit as the outlook improves

As we approach the end of 2009 the outlook has, for now, stabilised.  Treasury is now expecting a stronger recovery over the next couple of years than it had forecast at Budget 2009.  However, the economy will still not return to pre-recession levels until the end of 2010.

The uplift in Treasury’s growth forecasts incorporates stronger trading partner growth, together with higher net immigration and higher international commodity prices.  Domestic confidence has recovered strongly.  In part this also reflects the Government’s success in heading off a steep rise in unemployment.

The joint impact of these developments and their associated fiscal implications are summarised below.

Table 1 — Change since Budget 2009

	2009	2010	2011	2012	2013	2014
	Actual	Forecast	Forecast	Forecast	Forecast	Forecast

Real production GDP (annual average % change, March year)
Half Year Update	-1.1	-0.4	2.4	3.2	3.0	2.8
Budget Update	-0.9	-1.7	1.8	2.9	4.0

Unemployment rate (%, March quarter)
Half Year Update	5.0	7.0	6.9	6.0	5.3	4.8
Budget Update	5.0	7.5	7.5	6.3	5.1

Inflation (annual % change, March quarter)
Half Year Update	3.0	2.5	2.3	2.2	2.3	2.0
Budget Update	3.0	2.4	1.7	1.2	1.6

Net debt ($ billion)
Half Year Update	17.1	27.4	38.8	49.0	57.5	64.9
Budget Update	15.5	27.3	39.8	51.9	62.6

Net debt (% of GDP)
Half Year Update	9.5	14.8	20.0	24.1	26.9	29.0
Budget Update	8.7	15.6	21.8	27.1	30.9

Operating balance before gains and losses (% of GDP)
Half Year Update	-2.2	-4.0	-3.4	-2.9	-2.7	-2.2
Budget Update	-1.6	-4.4	-5.1	-5.0	-4.2

Source: The Treasury

This improvement is welcome.  Averting a fully-fledged crisis means that we can now focus on the opportunity to come out of the downturn better placed to attract investment and innovation, and to create jobs that will attract and retain highly skilled workers.  To do this we need the right policy decisions to support growth and keep taxes low.

But challenges remain

Substantial unknowns remain.  The ability of world growth to be self-sustaining as stimulus is withdrawn is unproven.  The New Zealand dollar has risen strongly on a trade-weighted basis.  Some of this reflects our relative performance against those economies that suffered deeper recessions, notably the United States and the United Kingdom.  Even so, it is a substantial negative for New Zealand exporters.  The growth outlook remains moderate and risky.

The peak unemployment rate has been revised down from 8 to 7 percent.  Relatively high levels of unemployment are expected to continue throughout 2010.  However, this should be seen in context.  The lift in unemployment has been low compared with both what has happened in some other Western economies and with the last comparable recession in the early 1990s.  The Government has worked hard to support jobs, and earlier this year we enacted several measures to maintain employment. The number of unemployed is now expected to peak around 17,000 lower than was projected in the last Budget.

Figure 1 — Unemployment

Sources: Statistics New Zealand, the Treasury

The fiscal situation remains challenging.  The Government inherited a structural increase in spending that was not sustainable once the economic boom ended.  The result of this structural increase is ongoing deficits.  Budget 2009 forecast cash deficits of around $12 billion over the next three years.  This has resulted in a borrowing programme averaging $250 million per week.  The outlook is only slightly improved in these forecasts, and the borrowing programme remains uncomfortably large.  Operating deficits, before gains and losses, that were expected to remain until 2018 are now expected to remain until 2016.  This remains a substantial challenge for the Government.

The longer-term fiscal projections assume maintenance of current policy, including tax rates.  If this happened, rising incomes mean that the Government would benefit substantially from fiscal drag.  By 2024, the end of the projection period, the average income would lie above $70,000 and would therefore be in the highest tax bracket.  The projected average tax rate on the average wage would rise from 18.8% today to 24.2% in 2023/24. This is contrary to the goal of an internationally competitive, low tax economy that provides incentives to a mobile labour force to stay and work in New Zealand.  The Government’s aim is to keep both debt and taxes low.

Budget 2010 will continue the Government’s programme to address these challenges.

Economic Strategy

This Government was elected with a mandate to lift economic performance.  Economic growth alone can deliver New Zealanders permanently higher living standards and fund better-quality public services.

The current recovery does not put us on a track to achieve all of our objectives.  The forecasts highlight the need for more balanced economic growth.  In recent years the domestic side of the economy, including Government, has grown rapidly.  This has been at the expense of exporters and tradeable producers more generally.

Recent data highlight the risk that these trends could continue.  House prices have risen sharply, export volumes are expected to recover less rapidly and the decline in the balance of payments deficit in 2009/10 is largely temporary.  While these trends in part reflect the rebound from recession, the longer-term need for growth based around those areas where New Zealand is internationally competitive remains.

Figure 2 — Economic growth rates

Sources: Motu, Statistics New Zealand, the Treasury

The longer-term objective is to close the income gap with Australia by 2025.  This is a challenging goal.  Per capita income in Australia is currently around one-third higher than in New Zealand.  Moreover, the Australian economy is currently one of the best performing in the Western world.  On current forecasts, New Zealand’s growth would need to be an additional 1.8 percentage points higher every year to match Australia by 2025.  This is a demanding step up, but one that is achievable.

In contrast, the potential growth rate has declined since 2000.  This slowdown has reflected growing roadblocks to enterprise and investment within the economy.  Growth has been both low and unbalanced in recent years, at a time of very large increases in government expenditure.  The tradeable side of the economy has been in recession for five years, with total tradeable output now some 10 percent below 2005 levels.  The public sector has grown rapidly.  Public sector productivity has been poor, and this has lowered overall productivity growth.  Unless we can create the right environment for New Zealand businesses to compete on the world stage, we will not achieve the sustained increase in incomes that this Government is committed to achieving.

In order to address these challenges the Government has identified six areas where material opportunities exist to lift economic growth.  Collectively they form an integrated package that will deliver the sustained lift in growth that New Zealand needs.  Budget 2010 will support and facilitate progress in all six areas.

The role of independent reviews and taskforces

During its first year in office the Government has been carefully considering these issues.  A number of review groups or taskforces have been considering their designated area, largely in the public domain.  The Government is committed to open and transparent debate on the issues.  It is grateful for the broad input of expertise from all of those who have contributed.  These review groups are now reporting and include:

•             The Regulatory Review Commission

•             The Capital Markets Development Taskforce

•             The 2025 Taskforce

•             The Tax Working Group, and

•             The first National Infrastructure Plan.

While the Government is not bound to accept the recommendations of these groups, their findings will be given careful consideration.  It is likely that some of their conclusions will be integrated into and help shape the work streams in each of the six major areas identified as lifting growth.  All of the reports will be available by early 2010.

The Government’s overall intentions in the six major areas are summarised below.

We need to invest in New Zealand’s productive infrastructure...

Insufficient or low-quality infrastructure is a bottleneck to growth.  The Government is investing in infrastructure, improving the management of Crown assets and strengthening the regulatory environment for infrastructure development and management.

The forthcoming National Infrastructure Plan will investigate each of these aspects with the high-level vision that New Zealand’s infrastructure be of a quality, reliability and resilience sufficient to support our aspiration to become a competitive high-productivity, high-wage and sustainable economy with good living standards.

…and remove red tape and cumbersome regulation that acts as a roadblock to growth

Done poorly, regulation can be a roadblock for investment and productivity growth.  But well-regarded, sensible regulation creates an environment where people want to invest and do business.  The unrestrained growth of regulation under the last Government, coupled with reforms by competitor countries, mean that New Zealand is being overtaken in international indices of regulatory quality.  The Government has responded by focusing on improvements to those areas which have a pervasive influence across the economy.  Following our initial reforms of the Resource Management Act (RMA), we are currently undertaking a number of major regulatory reviews, including further reforms to the RMA, Building Act, Food Act, and Local Government Act.

To get continuous improvement over time, we are strengthening checks and balances so that proposals for new regulation are well argued and deliver net benefits, and the stock of regulation is improved.  Additionally we are investigating enshrining good regulatory practice in legislation to ensure it is followed in the future.

Getting the Government’s own house in order will play an important role

An integral part of the economic strategy is how the public sector’s finances and activities are managed.  The Government will deliver better, smarter public services that cost fewer taxpayer dollars.  We have to do this to meet the expectations of our citizens.  This will require substantial changes in the way that the public service operates.  The Government intends to drive productivity improvements in public services.  We will continue to support frontline delivery of services to those in need.  And we will demand stronger governance across all government agencies.  On behalf of taxpayers, the Government will also demand much stronger performance from State-Owned Enterprises (SOEs) and other commercial and semi-commercial Crown entities.

The Government is committed to improving public services and delivering them more efficiently.  In the period from 2003/04 to 2008/09, core Crown spending grew by 53 percent while the economy as a whole grew by only 26 percent.  This has placed substantial strain on the remainder of the economy, and is clearly unsustainable.  The Government can contribute to getting the economic recovery right by following a prudent and responsible fiscal strategy.  This will allow monetary policy to play a responsive role to developments in the economy, keeping interest rates lower than they otherwise would be.  In turn, this will improve investment opportunities for businesses seeking to put the recession behind them and expand.

We need to raise skills...

Skills matter because they increase the productivity of individuals and those they work with, and help firms adapt and innovate.  Without a strong skills base, firms will struggle to grow.  But skills are also crucial because of their role in ensuring people from all walks of life can access the ladder of opportunity and share in the benefits of growth.

The Government is committed to improving our skill levels through a higher-performing education system.  We are implementing National Standards for literacy and numeracy in primary schools to make sure all young people have a strong grounding in these core skills.

We are also implementing the Youth Guarantee to ensure that 16 and 17 year olds can gain qualifications they need to succeed in the modern economy whether it be at school, a tertiary institution or in the workplace.  And we will take steps to improve the performance of the tertiary education system.  These changes, as outlined in the new tertiary strategy, will shift funding from low-quality qualifications with poor completion rates or poor labour market outcomes to high-quality qualifications.  In concert with the Youth Guarantee, a priority will be placed on lifting the participation and achievement of young people in tertiary education.

…and support business and innovation

Helping firms make stronger links with international markets, create value from innovation and gain better access to resources will be key components of our economic strategy.  This will require having a close look at how New Zealand’s offshore network operates, and rethinking how we organise and support research and development.  In particular, we need to build stronger links between the public science system and business, encourage greater levels of private sector R&D, and seek ways to derive greater national good from our investment in Crown Research Institutes.  In some cases, action to lift constraints on the growth of specific sectors may be required.

The Government has already established a Primary Growth Partnership with the agriculture sector to help encourage growth through innovation, and has indicated its intention to lift unnecessary regulatory barriers to the development of aquaculture.  Further actions will be announced in 2010.

The Government is committed to boosting New Zealand’s export performance.  Our firms will capture more of the value from greater innovation if we can help them reach more global consumers.  The Government has continued to open up New Zealand exporters’ access to world markets.  We are committed to bringing the Doha Development Round of WTO negotiations to a conclusion as soon as possible.  As well, we have recently signed Free Trade Agreements with Malaysia and the 10 countries of the ASEAN bloc; concluded free trade negotiations with Hong Kong and the economies of the Gulf Cooperation Council; and are progressing negotiations with other countries throughout the world, including the United States through the Trans-Pacific Partnership.

We need a smart tax system

The tax system should encourage individual effort and productive investment.  We compete with other countries for capital, skilled workers and ideas.  We need a tax system that makes New Zealand an attractive destination for individuals and firms to locate.

A specialist Tax Working Group has been examining the current system and will provide advice to the Government on options to achieve a world class tax system that will be sustainable into the medium term.  It is clear that the Tax Working Group believes the current system is in serious need of improvement so that it better supports growth and is fairer to taxpayers.  The Government will consider the Working Group’s final report and any options for change to see if there are practical reforms that could improve incentives for work and investment and lift New Zealand’s competitiveness.

Fiscal Strategy

The Government is committed to sound finances

In Budget 2009, we took a range of decisions to ensure a sustainable long-term fiscal position.  It was appropriate for the Government to absorb some of the shock of the recession on our balance sheet.  However, the Government does not intend to saddle future generations with ever-increasing debt repayments, which would leave them vulnerable to future economic crises.  Even with the tough decisions we took in Budget 2009, net debt is still forecast to treble from 2008/09 levels to $64.9 billion before turning around.

Figure 3 — Net debt and net worth

Source: The Treasury

In the 2009 FSR the Government set out a plan to contain net debt so that it peaks below 40 percent of GDP and reaches 30 percent of GDP no later than the early 2020s.  Over the longer-term, the Government believes net debt should be closer to 20 percent of GDP.

This Budget Policy Statement confirms that we are on track to achieve that strategy and we will continue to be prudent managers of public finances.  Budget 2010 will follow the approach of the previous Budget, and include future operating allowances of $1.1 billion each year, growing by 2 percent per annum thereafter.  New spending in Budget 2009 was $1.45 billion.  The Government managed to operate within this while fulfilling pre-election commitments.  With those commitments met, and recognising that there is considerable scope for productivity improvement within the public sector, a smaller allowance is now appropriate.

The Government strategy of delivering better, smarter public services for less is based around a three to five year programme of reform within the public sector.  Most agencies will receive no new money for several years.  This will require them to prioritise within existing funding, including dropping low-priority, ineffective expenditure and redirecting resources to the frontline.  Public sector operations will have some flexibility to adapt; for example by investing in technology or better ways of working.

Figure 4 — Core Crown expenses to GDP

Source: The Treasury

Over time, the size of this allowance makes a material impact on the level of government expenditure.  Over the next five years core Crown expenditure is projected to grow by only 19.1 percent.  This is projected to produce a decline in the expenditure/GDP ratio, as set out in Figure 4.

The undisciplined approach of recent years has greatly contributed to the current deficit position, the squeeze on the productive sectors of the economy and the erosion of New Zealand’s estimated trend growth rate noted above.  Future budgets need to address this in a measured way.

For these reasons, we will meet new spending pressures from within this $1.1 billion in Budget 2010.

Spending priorities in 2010

The 2010 FSR will continue the Government’s practice of scrutinising the whole of its spending, rather than just new spending.  In our first Budget, we redirected $2 billion from lower-priority activities to essential frontline services.  This close scrutiny of taxpayer value needs to continue.  We cannot afford to fund programmes and activities that offer poor value for money.

Figure 5 — Budget new operating spending

Source: The Treasury

In Budget 2010 the Government will prioritise new funding for Health and Education within the $1.1 billion allowance.

The new capital allowance will remain at $1.45 billion in 2010, as signalled in the previous Budget.  This will be prioritised to effective investments that lower the costs of doing business in New Zealand or support the delivery of essential public services.  It is expected that the majority of this expenditure will be allocated to improving New Zealand’s productive infrastructure.

Updated fiscal outlook

Based on current forecasts, the operating deficit (before gains and losses) in 2010/11 will be $6.7 billion, narrowing to $4.9 billion by 2013/14.  Net debt, which was $17.1 billion or 9.5 percent of GDP at June 2009, will increase to $64.9 billion or 29 percent of GDP by June 2014.

Figure 6 — Revenue and expenses

Source: The Treasury

Figure 6 shows that even with the stronger growth anticipated in 2010 through 2013, the forecast increase in revenue is not enough to match expenditure.  The operating deficit is inherently structural.  It is possible that growth could surprise and be stronger than anticipated.  However, stronger growth alone will not restore the Crown accounts to balance if expenditure growth is not kept in check.  There is also a growing drag from rising finance costs as debt increases.  Core Crown finance costs are projected to increase from $2.4 billion in 2008/09 to $4.6 billion by 2013/14 — more than the combined spending on Police and Defence.  Rising finance costs simply displace more worthwhile uses of Government resources.  This highlights the ongoing need for restraint and the dangers of funding current spending from debt accumulation.

Longer-term expenditure control

Not all increases in expenditure are funded from within the new spending allowance.  For example, some demand-driven expenditure such as superannuation, income support benefits and KiwiSaver are not captured.  In addition, the new spending allowance does not include finance costs.  Under the previous administration a significant part of the growth in government spending occurred outside the new spending allowance.  While it makes sense for some spending to be demand-driven, this needs to be balanced against the poor discipline and accountability that can occur when there is little restraint.  The spiralling liability of ACC is an example of not properly managing such expenditures.

We want to facilitate a more stable fiscal — and therefore, economic — environment.  Controlling the growth of, and getting better value from, government spending should be a permanent feature of the economic landscape.  Maintaining discipline over spending, while also allowing automatic stabilisers to help absorb shocks to the economy, requires a careful balance.  Some countries have had success with a spending cap — a limit which the Government is required to keep spending below.  Others have had success with multi-year expenditure rules and targets.  The Government will consider what tools may be required to help strike that balance.

Improving monitoring and risk management of Crown operations

In the 2009 FSR the Government began to widen the fiscal toolkit for managing the Crown’s operations.  The Public Finance Act requires that FSRs state the Government’s long-term objectives for:

•             total operating expenses

•             total operating revenues

•             the balance between total operating expenses and total operating revenues

•             the level of total debt, and

•             the level of total net worth.

In practice debt has served as the primary fiscal anchor.  However, the whole of the balance sheet matters.  As at 30 June 2009, the Government’s assets totalled $217 billion and liabilities $118 billion. Net worth was therefore $99 billion or 55 percent of GDP.

Not only is the balance sheet large, but changes in asset and liability values matter.  The past year illustrated this.  The Crown suffered, for example, losses of $2.6 billion on its investment assets, and impairments of $2.5 billion on its tax outstanding and student loan portfolios.  Over time, taxpayer assets such as TVNZ and KiwiRail have permanently declined in value.  The ACC liability increased by some $5.8 billion last year alone.

All of these movements ultimately impact upon the Crown’s solvency and the tax burden faced by future taxpayers.  The Government has an obligation to taxpayers to manage these exposures in a prudent, responsible and professional manner.  Poor management of assets simply creates a problem that all New Zealanders will ultimately pay for — in lower-quality services and higher taxes.  Better management will benefit all New Zealanders.  For example, just a 1 percent improvement in the efficiency of the Crown’s assets could more than pay for the Crown’s entire investment in the ultra-fast, nationwide Broadband network.

For these reasons future FSRs will include increased emphasis on net worth as a fiscal indicator.  Changes in net worth represent, in the long run, higher or lower burdens on future taxpayers.  These can be material.  Over the past year the Government has incurred large contingent liabilities through its banking sector liabilities.  A complete picture of Crown solvency is critical to the Government’s ability to manage these.

Future FSRs will elaborate on the role and definition of net worth in the suite of fiscal indicators.  Treasury’s half-year projections include an initial estimation of a net worth indicator.  Issues to be addressed include how short-term volatility should be absorbed, and the appropriate treatment of those assets that produce social rather than financial returns.  Ultimately the Crown’s single largest asset remains its power to tax.

Alongside improving its asset management, the Government will also improve its risk management.  The Public Finance Act requires that the Government identify and manage prudently all risks, including changes in the value of assets and liabilities and the potential for off-balance sheet items such as guarantees to give rise to liabilities.  This naturally links back to the Crown balance sheet, since all assets and liabilities carry some risk.  This is by no means a complete description of risk, which would also include items such as unsustainable policies, contingent risks, operational and liquidity risks.  The Government’s intention is that these various risks be more systematically identified, monitored and managed, and that the quantum of risk be better incorporated into fiscal decision making.

Conclusion

New Zealand has come through a once-in-a-generation world crisis intact. The crisis has left a hole in the Government’s books that will take several years to rectify.  Nonetheless, this phase is passing.  The emergency measures put in place over the past year have worked and will probably not need repeating.

The challenge now is to get the economy growing again at a substantial rate that will meet our income and jobs aspirations.  We have identified a range of areas to lift productive investment and improve growth.  Now the defining challenge begins. Budget 2009 got us on the road to recovery.  Budget 2010 will build on that to ensure we achieve a step change in economic performance.

Hon Bill English
Minister of Finance

8 December 2009

Annex 1

Long-term Fiscal Objectives and Short-term Fiscal Intentions

The long-term fiscal objectives of the Government were set out in the 2009 FSR and are shown below in Table A1. These long-term objectives are consistent with the principles of responsible fiscal management.

The short-term fiscal intentions of the Government have been revised since Budget 2009, consistent with the change in the fiscal position (Table A2). These revised fiscal intentions are, nevertheless, part of an unchanged fiscal strategy that reflects the Government’s view of prudent debt over time. The revised fiscal intentions are consistent with the Government’s long-term fiscal objectives.

Table A1 — Long-term fiscal objectives

2009 Fiscal Strategy Report

Debt

Manage total debt at prudent levels. Over the short to medium term it is prudent to allow an increase in debt to deal with the current economic and fiscal shock.

However, we need to ensure that this increase is eventually reversed and that we return to a level of debt that can act as a buffer against future shocks.

We will do this by ensuring that net debt remains consistently below 40% of GDP, and is brought back to around 30% of GDP no later than the early 2020s.

Over the longer term, we consider that it is prudent to have net debt closer to 20% of GDP and we will work towards this as conditions permit.

Operating balance

Return to an operating surplus sufficient to meet the Government’s net capital requirements, including contributions to the New Zealand Superannuation Fund, and ensure consistency with the debt objective.

Operating expenses

Reduce the growth in government spending to ensure operating expenses are consistent with the operating balance objective.

Operating revenues

Ensure sufficient operating revenue to meet the operating balance objective.

Net worth

Ensure net worth remains at a level sufficient to act as a buffer to economic shocks. Over the forecast horizon, net worth will continue to fall owing to the impact of the global financial crisis. Consistent with the debt and operating balance objectives, we will start building up net worth ahead of the demographic change expected in the mid-2020s.

Table A2 — Short-term fiscal intentions

2009 Fiscal Strategy Report	2010 Budget Policy Statement

Debt	Debt

Gross sovereign-issued debt (including Reserve Bank settlement cash and Reserve Bank bills) is forecast to be 45% of GDP in 2012/13.	Gross sovereign-issued debt (including Reserve Bank settlement cash and Reserve Bank bills) is forecast to be 38.8% of GDP in 2013/14.

Core Crown net debt (excluding NZS Fund and advances) is forecast to be 30.9% in 2012/13.	Core Crown net debt (excluding NZS Fund and advances) is forecast to be 29% in 2013/14.

Operating balance	Operating balance

Based on the operating allowance for the 2009 Budget, the operating deficit is forecast to be 3.3% of GDP in 2009/10. The operating deficit is forecast to be 2.9% of GDP in 2012/13.  This decrease is consistent with the long-term objective for the operating balance.

Based on the operating allowance for the 2010 Budget, the operating deficit is forecast to be 2.6% of GDP in 2010/11. The operating deficit is forecast to be 1.2% of GDP in 2013/14.  This decrease is consistent with the long-term objective for the operating balance.

Operating expenses	Operating expenses

Total Crown expenses are forecast to be 48.2% of GDP in 2012/13.	Total Crown expenses are forecast to be 44.5% of GDP in 2013/14.

Core Crown expenses are forecast to be 36.3% of GDP in 2012/13.	Core Crown expenses are forecast to be 34% of GDP in 2013/14.

This assumes a new operating allowance of $1.45 billion per annum for the 2009 Budget, and $1.1 billion per annum for Budgets thereafter, growing at 2% (GST exclusive).	This assumes a new operating allowance of $1.1 billion per annum for the 2010 Budget, growing at 2% for Budgets thereafter (GST exclusive).

Operating revenues	Operating revenues

Total Crown revenues are forecast to be 44% of GDP in 2012/13.	Total Crown revenues are forecast to be 42.4% of GDP in 2013/14.

Core Crown revenues are forecast to be 32.1% of GDP in 2012/13.	Core Crown revenues are forecast to be 31.4% of GDP in 2013/14.

Core Crown tax revenues are forecast to be 28.8% of GDP in 2012/13.	Core Crown tax revenues are forecast to be 28.5% of GDP in 2013/14.

Net worth	Net worth

Total Crown net worth is forecast to be 34.5% of GDP in 2012/13. Core Crown net worth is forecast to be 10% of GDP in 2012/13.	Total Crown net worth is forecast to be 35.3% of GDP in 2013/14. Core Crown net worth is forecast to be 9.6% of GDP in 2013/14.